FORM 6K
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of October, 2001


                          BROCKER TECHNOLOGY GROUP LTD.
                 (Translation of registrant's name into English)


          2150, 10060 Jasper Avenue, Edmonton, Alberta, Canada, T5J 3R8
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.]

                     Form 20-F __X__         Form 40-F _____


[Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                     Yes _____               No __X__


[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).]

                     82 _____


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FORM 6K                 REPORT OF FOREIGN PRIVATE ISSUER                  Page 1
                       Securities and Exchange Commission

The following documents are filed herewith:

                                      INDEX

DOCUMENT

Exhibit 1.1         Press release dated October 2, 2001

Exhibit 1.2         Annual Information Form

Exhibit 1.3         Press Release dated October 12, 2001

Exhibit 1.4 Notice of Annual and Special Meeting of Shareholders, Information Circular, Instrument of Proxy and Return Card

Exhibit 1.5         Transfer Agent Letter of Dissemination to Shareholders

Exhibit 1.6         2001 Annual Report


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FORM 6K                 REPORT OF FOREIGN PRIVATE ISSUER                  Page 2
                       Securities and Exchange Commission

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        BROCKER TECHNOLOGY GROUP LTD.
                                        (Registrant)


November 5, 2001                        By:  /s/  Andrew Chamberlain
Date                                         ----------------------------------
                                             Andrew J. Chamberlain
                                             Corporate Secretary


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FORM 6K                 REPORT OF FOREIGN PRIVATE ISSUER                  Page 3
                       Securities and Exchange Commission